November 10, 2022

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Ajia Innogroup Holdings, Ltd.

Annual Report on Form 10-K

Filed October 13, 2022

File No. 333-206450

Dear Ms. Beysolow and Ms. Ransom:

Ajia Innogroup Holdings, Ltd., a Nevada corporation (the “Company”), has received and reviewed your letter of October 12, 2022, pertaining to the Company’s Annual Report on Form 10-K (the “2021 10-K”) filed on September 28, 2021, with the Securities & Exchange Commission (the “Commission”). As per our conversation, as we have recently filed the Company’s Form 10-K for the year ended 2022, as filed on October 13, 2022, (“2022 10-K”), we have addressed your comments of October 12, 2022, in the 2022 10-K. We believe this approach will fully addresses your previously issued comments and will alleviate  additional burden and costs of continuing to amend the 2021 10-K. Accordingly, and specific to your comments, our responses below are in addition to those filed via the Edgar system.

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 12, 2022.

Item 1. Business, page 4

1. We note your response to comment 1. Please reconcile the information contained in your response with your disclosure or advise. For example, revise to disclose that you have not had any cash transfers including dividends involving your subsidiary in China since July 1, 2020 and that cash is transferred from your subsidiaries to your entity or account in Hong Kong, and then to your US investors. Please revise to reflect your response regarding restrictions and your ability to transfer cash among all of your current entities; and on your ability to distribute earnings from your company, including your subsidiaries, to the parent company and U.S. investors. Provide the basis for this conclusion including how your experience validates such conclusions. With respect to your subsidiaries outside of China, quantify any dividends or distributions that a subsidiary has made to the parent company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Provide cross-references to the consolidated financial statements.

RESPONSE: We have amended the 2022 10-K on page 4 to include the following disclosure:

“As of September 2022, we have disposed of our operation in the PRC, and operate primarily from our Hong Kong based subsidiaries. Current PRC regulations permit our PRC Subsidiaries to pay dividends to us through our subsidiaries in Hong Kong, only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. As of the date hereof, we have had no transactions that involved the transfer of cash or assets throughout our corporate structure since at least July 1, 2020. The PRC Subsidiaries have not transferred cash or other assets to the Company, including by way of dividends. The Company does not currently plan or anticipate transferring cash or other assets from our operations in China to any non-Chinese entity. As of the date hereof, no transfers, dividends, or distributions have been made to our U.S. investors.”

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2. We note your response to comment 2, however, notwithstanding the fact that your Chinese subsidiary was disposed of on September 1, 2022, we continue to believe that there are risks associated with the ability to transfer cash from your Hong Kong subsidiaries to you. Revise to provide prominent disclosure here, in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the government to transfer cash. Acknowledge the limitations upon transfer and tax obligations imposed by Hong Kong laws.

RESPONSE: We have amended the 2022 10-K to include the following disclosure: (i) on page 9 we have added the following section,

“SUMMARY RISK FACTORS

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and prospects. For more details, see “Risk Factors - General Risks Associated with Doing Business in China - Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of such business.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations. For more details, see “Risk Factors – General Risks Related to Doing Business in China - There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”.

We may rely on dividends and other distributions on equity paid by our PRC  or Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC and Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.  See “Risk Factors – General Risks Related to Doing Business in China - Dividends and Other Distributions to U.S. Investors and Tax Consequences

To the extent cash in the business is in PRC, Hong Kong or a Hong Kong entity, funds may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company and its subsidiaries by the PRC government to transfer cash. See “Risk Factors – General Risks Related to Doing Business in China - Transfers of Cash to and from our Subsidiaries in Hong Kong.”; and,

(ii) in the section captioned “Risk Factors” on page 11, we added the following to the existing disclosure,

“Transfers of Cash to and from our Subsidiaries; We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a US company with subsidiaries incorporated under the laws of Hong Kong and PRC (although such operations have been winded down as of September 1, 2022). We are not a Chinese operating company. The Company’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our subsidiaries. If any of our subsidiaries incurs debt on its own in the future, the instruments governing such debt may restrict its ability to pay dividends to the Company. In addition, our subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. We have never paid any dividends and do not intend to as of the date of this Report. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file the relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate, according to other relevant tax rules and regulations. As of the date of this Report, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC, as we intend to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or if we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

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To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. In addition, to the extent cash is in our mainland China or Hong Kong subsidiaries, there can be no assurance that the PRC government will not intervene or impose restrictions on the ability of the Company or its subsidiaries to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on funding our operations or making transfers or distributions outside of mainland China and Hong Kong for other use.

Currently, other than complying with the applicable PRC laws and regulations, we do not have our own cash management policy and procedures that dictate how funds are transferred.

Transfers of Cash to and from our Subsidiaries in Hong Kong

The Company  conducts operations in Hong Kong through Ajia Creative Holdings Limited Systems, Architecture Solution Limited, and Union Passenger Limited, each a Hong Kong entity and collectively its Hong Kong subsidiaries. The Company  may rely on dividends or payments to be paid by its Hong Kong subsidiaries, to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses

The Company is permitted to provide funding to its subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. The Hong Kong Subsidiaries are  also permitted under the laws of Hong Kong to provide funding to the Company, through dividend distributions or payments, without restrictions on the amount of the funds.

There are no restrictions or limitation on our ability to distribute earnings by dividends from our subsidiaries, including our subsidiaries in Hong Kong, to the Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. We have not adopted or maintain any cash management policies and procedures as of the date of this report. There is no further Hong Kong statutory restriction on the amount of funds which may be distributed by us by dividend.

As of the date of this report, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors. The PRC laws and regulations do not currently have any material impact on transfer of cash from our Hong Kong Subsidiaries to the Company, our shareholders or U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Shares or cause them to be worthless. Currently, all of our operations are in Hong Kong. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity, or VIE, structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The PRC laws and regulations do not currently have any material impact on transfer of cash between the Company and the Hong Kong Subsidiaries and the investors in the U.S. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Shares, potentially rendering it worthless.

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Regulations related to Hong Kong taxation

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from the Company to Hong Kong Subsidiaries, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Shares, potentially rendering them worthless.

Dividends and Other Distributions to U.S. Investors and Tax Consequences

As of the date of this report, neither the Company nor any of its subsidiaries have paid dividends or made distributions to U.S. investors. We intend to retain most, if not all, of our available funds and any future earnings after this offering to the development and growth of our business in China and Hong Kong. We do not expect to pay dividends in the foreseeable future.

Subject to the passive foreign investment company rules, the gross amount of any distribution that we make to investors with respect to the Company’s securities (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.

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The PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of such business.

The PRC’s economy is in a transition from a planned economy to a market oriented economy subject to five-year and annual plans adopted by the central government that set national economic development goals. Policies of the PRC government can have significant effects on the economic conditions of the PRC. The PRC government has confirmed that economic development will follow the model of a market economy. Under this direction, we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and business development in the PRC will follow market forces. While we believe that this trend will continue, we cannot assure you that this will be the case. Changes in policies, regulations, rules and the enforcement of laws by the PRC government, which changes may be quick with little advance notice, could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. Although the PRC government has been pursuing economic reform policies for more than two decades, we cannot assure you that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting the PRC’s political, economic, and social environment.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations.

We had one subsidiary in PRC which has been inactive since July 2020 and winded down as of September 2022; the remainder of our subsidiaries are operating in Hong Kong.  The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

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Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.”

3. We note your response to comment 5 that the Company has no more business that specifically requires license or approval to be carried out in Hong Kong. Your response is unclear considering you appear to continue to have operations in Hong Kong via other subsidiaries you identify on page 6. Therefore, please revise to acknowledge these operations under "Government Controls, Approval and Licensing Requirements" and under "Regulatory Permission" and acknowledge the oversight that PRC authorities have over such operations. If you intended to state in your response that you no longer have operations in the PRC, please revise your disclosure to state as much and provide balanced disclosure, including a discussion of the possible ramifications in the event that you do become subject to PRC laws/authorities, including that you could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue your current business operations.

RESPONSE: We have amended the 2022 10-K on page 8 to include the following disclosures: (i) in the section captioned “Governmental Controls, Approval and Licensing Requirements” we added the following paragraph to the existing disclosure,

“As of September 2022, we have disposed of our operation in the PRC, and operate primarily from our Hong Kong based subsidiaries. Apart from customary business laws and regulations, the PRC government does not regulate the catering, services, and total solutions for restaurants business industry. The PRC government may, however, from time-to-time institute rules and regulations on such businesses which makes it difficult or impossible for us to operate successfully, if at all, in the PRC. Please see the section on “Risk Factors” for further details.”; and,

(ii), in the section captioned “Regulatory Permission” we added the following paragraph to the existing disclosure,

“Our PRC subsidiary was disposed of on September 1, 2022, and we do not believe the Company or its PRC subsidiary are or will become  subject to enhanced cybersecurity review or investigation. Further, while  we continue to have operations in Hong Kong through the Hong Kong subsidiaries, we believe that our operations are not affected by this since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impacts such modified or new laws and regulations will have on our business operations, its ability to accept foreign investments and the listing of our Shares on a U.S. or other foreign exchanges. If certain PRC laws and regulations were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities, including our common  Shares, to significantly decline or become worthless.”

Item 1A. Risk Factors, page 9

4. We note your response to comment 7. Please revise to disclose that your Chinese subsidiary was disposed of on September 1, 2022, and you do not believe that you are subject to enhanced cybersecurity review or investigation, if true, such as on page 12 where you discuss applicable CAC regulations. Provide balanced disclosure that acknowledges the possible ramifications of these regulations given your operations in Hong Kong and the continued PRC oversight of such operations.

RESPONSE: We believe the response to comment number 2 above and the additional disclosures added to the “Risk Factors” section of the 2022 10-K address this comment in full.

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CONCLUSION

In connection with the Company’s responding to the comments set forth in the October 12, 2022, letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Ajia Innogroup Holdings, Ltd.

Dated: November 10, 2022	/s/ Mr. Kwai Lam WONG
Mr. Kwai Lam WONG
Director and Chief Executive Officer (Principal Executive Officer)

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